UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT _______)*

                      COLUMBUS NETWORKS CORPORATION, F/K/A
                          GOLDEN RIVER RESOURCES, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   199463 10 0
                                 (CUSIP Number)


FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, #300, DENVER, CO 80203, 303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                DECEMBER 8, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 199463 10 0                                                PAGE 2 OF 5


                                  SCHEDULE 13D

1         NAME OF REPORTING PERSON                                   TOM BEADMAN

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
          (See Instructions)                                             (b) [ ]

3         SEC USE ONLY

4         SOURCE OF FUNDS (See Instructions)
          OO

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          CANADIAN

 NUMBER OF               7                SOLE VOTING POWER
   SHARES                                 2,429,392 SHARES
BENEFICIALLY             8                SHARED VOTING POWER
  OWNED BY                                -0-
    EACH                 9                SOLE DISPOSITIVE POWER
 REPORTING                                2,429,392 SHARES
PERSON WITH              10               SHARED DISPOSITIVE POWER
                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          2,429,392 SHARES

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                          [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.6%

14        TYPE OF REPORTING PERSON*
          IN


    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7          2 OF 5
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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CUSIP NO. 199463 10 0                                                PAGE 3 OF 5


ITEM 1.   SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value, of Golden River Resources, Inc. a Nevada corporation (the "Issuer"). Its principal executive offices are located at 2420 Pandosy Street, Kelowna, British Columbia, Canada V1Y 1T8.

ITEM 2.   IDENTITY AND BACKGROUND.

The person filing this statement is Tom Beadman. Mr. Beadman is a Canadian citizen. The business address of Mr. Beadman is 100 - 1295 Stevens Road, Kelowna, British Columbia, Canada V1Y 2S9. Mr. Beadman's principal occupation is as Vice President, Network Systems of Columbus Networks Corporation.

During the past five years, Mr. Beadman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Beadman has not been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the terms of a share exchange transaction between the Issuer and Columbus Networks Corporation, a British Columbia corporation ("Columbus"), Beadman Family Trust exchanged its shares of common stock of Columbus for shares of the Issuer.

ITEM 4.   PURPOSE OF TRANSACTION.

The 2,429,392 shares of Common Stock of the Issuer were acquired as part of the efforts of Columbus to gain control of this company. The Issuer issued a total of 14,955,475 shares of its common stock in exchange for all of the issued and outstanding shares of Columbus. As a result of the transaction, approximately 71.7% of the Issuer is now owned by former shareholders of Columbus. Also as part of the transaction, the former officers and directors of the Issuer resigned.

Other than described above, none of the filing persons has any other present plans or proposals which relate to or would result in:



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CUSIP NO. 199463 10 0                                                PAGE 4 OF 5


     (1) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

     (2) any material change in the present capitalization or divided policy of the Issuer;

     (3) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

     (4) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

     (5) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

     (6)  any action similar to any of those enumerated above.

Notwithstanding  the  foregoing,   Mr.  Beadman  will  continue  to  review  his
investment in the Issuer and reserves the right to change his intention with respect to any or all of such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) As of December 8, 2000, Beadman Family Trust owned of record 2,429,392 shares (11.6%) of the Issuer's Common Stock.

(b) As of December 8, 2000, Mr. Beadman had the power to vote and dispose of 2,429,392 shares (11.6%).

(c) During the sixty-day period preceding the filing of this Schedule 13D, neither Beadman Family Trust nor Mr. Beadman had any transactions in the stock of the Issuer, other than those described above in Items 3 and 4.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by Beadman Family Trust or Mr. Beadman.

(e) Mr. Beadman continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.




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CUSIP NO. 199463 10 0                                                PAGE 5 OF 5

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 11, 2001                  /S/TOM BEADMAN
                                        -------------------------------------
                                        Tom Beadman